Press Release	September 23, 2026

Largo Announces Strategic Focus on Higher-Margin Products; Provides Update on Copper-Platinum Group Metal Margins and Potential Expansion; and Further Advances Debt Restructuring

All amounts expressed are in U.S. dollars, denoted by "$".

Key Highlights:

  Higher-margin production strategy: Largo is optimizing its production mix toward high-purity vanadium and copper-platinum group metals ("PGMs") by-products, which currently generate materially higher margins than the Company's standard-grade vanadium products and ferrovanadium ("FeV").

  Largo's recent sales of copper-PGM concentrates are generating approximately US$4.7 million in revenue and an operating profit margin above 90%, making it the Company's highest-margin product. The Company is evaluating a potential expansion to double copper-PGM concentrate production in 2027.

  The Company has produced and shipped its first high-purity vanadium pentoxide material for the U.S. Defense Logistics Agency ("DLA") and is currently completing production of its second shipment.

  Largo executed a definitive debt-restructuring agreement with Banco do Brasil, its largest creditor, with key provisions consistent with the binding term sheet announced in the Company's August 20, 2026 press release. Together with the previously announced definitive agreement with Caixa Econômica Federal, the Company has now executed definitive restructuring agreements representing approximately 48% of its US$82 million in commercial bank senior debt.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, today provided an important update on its production, commercial, and financing strategies.

Strategic Focus on Expanding Higher-Margin Products

Following recent process optimization work and changes to its production flowsheet, Largo has developed a production strategy focused on increasing the share of sales from higher-margin products.

The strategy is centered on two principal areas:

1. High-purity vanadium, including material supplied to the U.S. defense and aerospace sectors and to vanadium electrolyte producers; and

2. Copper-PGM concentrates, containing copper, gold, platinum, palladium and silver, recovered as by-products from material associated with the Company's Maracás Menchen operation.

An optimization study of Largo's high-purity vanadium operations indicated the capacity to increasing high-purity production to approximately 68% of total vanadium production, which could maximize cash generation under current market conditions.

Under the optimized production plan, overall vanadium pentoxide output would be expected to trend toward approximately 876 tonnes per month, a rate corresponding to the low end of the Company's current production guidance, compared with approximately 1,000 tonnes per month at the upper end of the guidance.

The lower overall production rate is expected to be more than offset by the higher realized pricing and margins from an increased proportion of high-purity vanadium, resulting in an expected net positive impact on cash flows.

High-purity material represented approximately only 4% of Largo's vanadium production during the first half of 2026, reflecting, among other factors, the impact of the tariff environment affecting Brazilian exports during 2025 and early 2026. Vanadium oxides are currently exempt from applicable U.S. import tariffs, and Largo can now significantly increase its vanadium product mix to high-purity vanadium.

U.S. Defense Logistics Agency High-Purity Vanadium

Largo's supply relationship with the DLA is an important component of the Company's strategy to increase its exposure to premium high-purity vanadium markets. The Company has produced and shipped its first high-purity vanadium pentoxide material for the DLA and is currently completing production of its second shipment.

Copper-PGM Concentrate Generates Operating Margins Above 90%

Largo's recently completed sales of copper-PGM concentrate generating approximately US$4.7 million of revenue and an operating profit margin above 90%.

Based on these recent transactions, copper-PGM concentrate is currently the highest-margin product generated from Largo's operations.

The Company continues to target copper-PGM concentrate production of approximately 300 to 380 tonnes per month, with concentrate grades expected to remain generally consistent with those previously disclosed in the Company's August 14, 2026 press release.

Given the strong margins demonstrated by recent sales, increasing copper-PGM concentrate production has become an important strategic priority.

Largo is currently completing internal engineering and process studies to evaluate a cost-efficient expansion that could potentially approximately double copper-PGM concentrate production capacity during 2027.

The Company benefits from more than 12 years of accumulated non-magnetic tailings containing recoverable metals, in addition to the approximately 30-year mineral resource life associated with the Maracás Menchen operation, providing a substantial potential feed base for future by-product recovery and production expansions.

Expansion of copper-PGM production would further diversify Largo's revenue base beyond vanadium and titanium by increasing exposure to copper, gold, platinum, palladium and silver. Management believes this broader product mix has the potential to reduce the Company's exposure to the price cycle of any single commodity.

Additional Ilmenite Recovery Studies

Largo is also conducting metallurgical test work evaluating the recovery of ilmenite from tailings generated following the copper-PGM flotation process. Initial test work has been encouraging. The Company is evaluating potential pathways to resume ilmenite production, supported by interest from Brazilian customers that use ilmenite as a feedstock for titanium dioxide pigment production.

The potential integration of vanadium, copper-PGM and ilmenite recovery is consistent with Largo's broader strategy of maximizing value recovered from the Maracás Menchen orebody and previously processed material.

Further Progress on Brazilian Bank Debt Restructuring

Largo has executed a definitive agreement with Banco do Brasil, the Company's largest commercial bank lender.

Together with the definitive agreement previously executed with Caixa Econômica Federal, Largo has now executed definitive agreements covering approximately 48% of its approximately US$82 million of commercial bank senior debt.

The Banco do Brasil agreement is substantially consistent with the terms of the binding term sheet described in the Company's August 20, 2026 press release.

The Company continues to work with the remaining members of its Brazilian commercial bank lender group to complete definitive agreements consistent with the previously announced restructuring framework set out in the binding term sheet.

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking information in this press release may include, but is not limited to, the ability of the Company to continue as a going concern; the anticipated benefits of the Company's debt-restructuring, cost-reduction, inventory-management, operating efficiency and working-capital initiatives and its expectations related thereto; the Company's ability to service its indebtedness and meet its financial obligations as they become due; the Company's ability to maintain sufficient liquidity and generate sufficient cash flows from operations; the Company's ability to enter into inventory financing, customer prepayment and offtake arrangements on acceptable terms, including the anticipated amounts, timing and terms of such arrangements; the expected impact of supplier and contractor renegotiations and other cost-reduction measures; the Company's ability to execute its production, inventory and commercial plans; expected 2026 vanadium and copper-PGM concentrate production; 2026 production guidance; the anticipated sales mix for 2027; customer demand and sales volumes; the timing and quantity of deliveries under the U.S. Defense Logistics Agency delivery order, including the completion and expected timing of subsequent shipments; the Company's ability to fulfill contractual requirements and meet applicable technical and quality specifications; the Company's ability to expand copper-PGM concentrate production and sales; the potential increase in the proportion of high-purity vanadium production and the anticipated effects of the optimized production mix on overall production, realized pricing, margins and cash flows; the potential expansion of copper-PGM concentrate production capacity during 2027 and its anticipated costs and economic benefits; expected improvements in recovery, concentrate grades and realized pricing from additional flotation equipment; the potential recovery of metals from accumulated tailings and other available feed material; the potential recovery of ilmenite and resumption of ilmenite production, supported by customer interest; the completion and expected timing of definitive debt-restructuring agreements with the remaining members of the Company's Brazilian commercial bank lender group; and the expected timing and amount of cash proceeds from copper-PGM concentrate sales.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving prices of, V₂O₅ and other vanadium products; that existing U.S. tariffs, exemptions and tariff classifications applicable to the Company's vanadium products will not change in a manner materially adverse to the Company; the continued validity and effectiveness of applicable regulatory approvals relating to copper-PGM concentrate production; the suitability of existing mineral feed and processing infrastructure for copper-PGM concentrate production; achievement of expected recoveries and product specifications; that customers and other counterparties will perform their obligations under applicable sales arrangements; that the Company will be able to process previously mined stockpiles as planned; that supplier and contractor negotiations, debt restructuring and other cost-reduction initiatives will achieve the expected benefits; that the Company will not experience any material accident, labour dispute, failure of plant or equipment or other material disruption at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to make required principal and interest payments and meet its other financial obligations as they become due; the Company's ability to fund operations; the availability and cost of equipment, services and operating supplies, including diesel and sulfuric acid; the reliability of production; the accuracy of the Company's mine plan at the Maracás Menchen Mine; that the Company will be able to enter into agreements for the sale of vanadium and copper-PGM concentrate on acceptable terms; uncertainty regarding future sales volumes and customer demand; the availability of financing for proposed capital expenditures; the timely installation and commissioning of additional processing equipment within anticipated budgets; receipt of any additional required regulatory approvals and permits; the availability, suitability and recoverable metal content of tailings and other feed material; the accuracy of relevant mineral resource estimates; that metallurgical test results and engineering studies will support the contemplated recovery processes and production expansion at commercial scale; sufficient customer demand and realized pricing to support the anticipated benefits of the revised product mix; and the ability of management to execute the Company's strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.